Exhibit 99.1

INVITEL HOLDINGS A/S

Puskas Tivadar u. 8-10

H-2040 Budaors, Hungary

Phone (361) 801-1500 - Fax (361) 801-1501

FOR:	INVITEL HOLDINGS A/S

COMPANY
CONTACT:	Robert Bowker
Chief Financial Officer
Hungary:	(011) 361-801-1374

U.S.:	Peter T. Noone
General Counsel
(206) 654-0204

FOR IMMEDIATE RELEASE

INVITEL HOLDINGS A/S ANNOUNCES INFORMATION

ABOUT SHAREHOLDERS MEETING

NEW YORK – (BUSINESS WIRE) – October 8, 2009 – Invitel Holdings A/S (NYSE AMEX: IHO) announced today that Deutsche Bank Trust Company Americas (“Deutsche Bank”), the depositary for Invitel’s American Depositary Receipt program representing ordinary shares of Invitel, has sent out the proxy materials for Invitel’s October 28, 2009 shareholder meeting (the “Meeting”). October 6, 2009 was the record date for determining the holders of the Company’s American depositary shares (“ADSs”) entitled to receive a proxy to instruct Deutsche Bank as to the exercise of the voting rights pertaining to the ordinary shares represented by their respective ADSs.

The Meeting will be held on Wednesday, October 28, 2009 at 1:00 p.m., local time at Invitel’s principal Hungarian offices located at Puskas Tivadar u. 8-10 in Budaors, Hungary H-2040. The Meeting will be an extraordinary general meeting in accordance with Danish law and Invitel’s Articles of Association. The purpose of the Meeting is to (i) approve the proposed debt restructuring announced on September 30, 2009 and (ii) to elect four alternate directors to the four directors who currently represent TDC A/S on Invitel’s Board of Directors. The four alternate director nominees have been designated by Mid Europa Partners Limited with the unanimous approval of the current Board of Directors of Invitel. Following a successful completion of the contemplated transactions relating to the proposed debt restructuring, and upon the resignation of TDC’s representatives on Invitel’s Board of Directors, the four alternate directors would replace the current four directors from TDC. The four nominees for alternate directors are Thierry Baudon, Nikolaus Bethlen, Craig Butcher and Michael Krammer.

More information about the nominees and the proposed debt restructuring is contained in the proxy materials which will be furnished to the U.S. Securities and Exchange Commission and posted on Invitel’s website.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.